UNITED STATES
SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.)*

United Retail Group, Inc.
(Name of Issuer)

Common Stock, $.001 par value per share
(Title of Class of Securities)

911380103
(CUSIP Number)

Michael S. Emanuel, Esq.
c/o Loeb Partners Corporation
61 Broadway, New York, N.Y. 10006 (212) 483-7047
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 25, 2007
(Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240,13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	911380103

1. Name of Reporting Person	Loeb Partners Corporation

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, O

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	19,676

8. Shared Voting Power	23,382

9. Sole Dispositive Power	19,676

10. Shared Dispositive Power	23,382

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	43,058

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	0.31%

14. Type of Reporting Person	BD, IA, CO

CUSIP No.	911380103

1. Name of Reporting Person	Loeb Arbitrage Fund

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, O

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	New York
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	400,080

8. Shared Voting Power	-0-

9. Sole Dispositive Power	400,080

10. Shared Dispositive Power	-0-

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	400,080

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	2.86%

14. Type of Reporting Person	BD, PN

CUSIP No.	911380103

1. Name of Reporting Person	Loeb Offshore Fund Ltd.

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, O

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	97,971

8. Shared Voting Power	-0-

9. Sole Dispositive Power	97,971

10. Shared Dispositive Power	-0-

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	97,971

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	0.70%

14. Type of Reporting Person	CO

CUSIP No.	911380103

1. Name of Reporting Person	Loeb Arbitrage B Fund LP

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, O

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	128,818

8. Shared Voting Power	-0-

9. Sole Dispositive Power	128,818

10. Shared Dispositive Power	-0-

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	128,818

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	0.92%

14. Type of Reporting Person	PN

CUSIP No.	911380103

1. Name of Reporting Person	Loeb Offshore B Fund Ltd.

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, O

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	37,495

8. Shared Voting Power	-0-

9. Sole Dispositive Power	37,495

10. Shared Dispositive Power	-0-

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	37,495

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	0.27%

14. Type of Reporting Person	CO

CUSIP No.	911380103

1. Name of Reporting Person	Loeb Marathon Fund LP

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, O

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	8,442

8. Shared Voting Power	-0-

9. Sole Dispositive Power	8,442

10. Shared Dispositive Power	-0-

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	8,442

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	0.06%

14. Type of Reporting Person	CO

CUSIP No.	911380103

1. Name of Reporting Person	Loeb Marathon Offshore Fund, Ltd.

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, O

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	5,805

8. Shared Voting Power	-0-

9. Sole Dispositive Power	5,805

10. Shared Dispositive Power	-0-

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	5,805

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	0.04%

14. Type of Reporting Person	CO

Item 1.	Security and Issuer

The title and class of equity security to which this Statement relates is the Common Stock, 0.001 par value per share (the “Common Stock”), of United Retail Group, Inc. The address of the Issuer’s principal executive offices is 365 West Passaic Street, Rochelle Park, New Jersey 07660.

Item 2.	Identity and Background

Loeb Arbitrage Fund (“LAF”), 61 Broadway, New York, New York, 10006, is a New York limited partnership. It is a registered broker/dealer. Its general partner is Loeb Arbitrage Management, Inc., (“LAM”), a Delaware corporation, with the same address. Loeb Arbitrage B Fund LP (“LAFB”) is a Delaware limited partnership. Its general partner is Loeb Arbitrage B Management, LLC. The President of these general partners is Gideon J. King. The other officers of LAM are Thomas L. Kempner, Chairman of the Board, President, Peter A. Tcherepnine, Vice President, Edward J. Campbell, Vice President. Loeb Partners Corporation (“LPC”), 61 Broadway, New York, New York, 10006, is a Delaware corporation. It is a registered broker/dealer and a registered investment adviser. Thomas L. Kempner is its President and a director and its Chief Executive Officer. Norman N. Mintz is a Vice President and also a director. Gideon J. King is Executive Vice President. Loeb Holding Corporation (“LHC”), a Maryland corporation, 61 Broadway, New York, New York, 10006 is the sole stockholder of LAM and LPC. Thomas L. Kempner is its President and a director as well as its Chief Executive Officer and majority stockholder. Norman N. Mintz and Peter A. Tcherepnine are also directors. Loeb Offshore Fund, Ltd., (“LOF”) and Loeb Offshore B Fund Ltd. (“LOFB”) are each a Cayman Islands exempted company. Loeb Offshore Management, LLC (“LOM”) is a Delaware limited liability company, a registered investment adviser and is wholly owned by Loeb Holding Corporation. It is the investment adviser of LOF and LOFB. Gideon J. King and Thomas L. Kempner are Directors of LOF and LOFB and Managers of LOM. Loeb Marathon Fund (“LMF”) is a Delaware limited partnership whose general partner is LAM. Loeb Marathon Offshore Fund Ltd. (“LMOF”) is a Cayman Islands exempted company. LOM is the investment adviser of LMOF. All of the individuals named are United States citizens. None have been, within the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Compensation

Shares of Common Stock were acquired by LAF, LPC**, LOF, LMF, LMOF, LAFB and LOFB in margin accounts maintained with Bear Stearns Securities Corp.

Item 4.	Purpose of Transaction

LAF, LPC**, LOF, LMF, LMOF, LAFB and LOFB (“Loeb”) have acquired shares of Common Stock for investment purposes. Loeb reserves the right, consistent with applicable law, to acquire additional securities of the Issuer (whether through open market purchases, block trades, private acquisitions, tender or exchange offers or otherwise).

Loeb intends to review its investment in the Issuer on a continuing basis and may engage in discussions with management or the Board of Directors of the Issuer concerning the business and future plans of the Issuer. Depending on various factors, including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Common Stock of the Issuer, conditions in the securities markets and general economic and industry conditions, Loeb may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, seeking Board representations, making proposals to the Issuer concerning the capitalization of the Issuer, purchasing additional Common Stock and other securities of the Issuer, selling some or all of its Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock of the Issuer or changing its intention partially or entirely with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer

(a)	The persons reporting hereby owned the following shares of Common Stock as of September 25, 2007.

Shares of Common Stock
Loeb Arbitrage Fund	400,080
Loeb Partners Corporation**	43,058
Loeb Offshore Fund Ltd.	97,971
Loeb Marathon Fund LP	8,442
Loeb Marathon Offshore Fund, Ltd.	5,805
Loeb Arbitrage B Fund LP	128,818
Loeb Offshore B Fund Ltd.	37,495

Total	721,669

The total shares of Common Stock constitutes 5.16% of the 13,980,559 outstanding shares of Common Stock as reported by the issuer.

**Including shares of Common Stock purchased for the account of one customer of Loeb Partners Corporation as to which it has investment discretion.

(b)	See paragraph (a) above.

(c)	The following purchases and sales (-) of Common Stock have been made in the last 60 days:

Purchases and Sales (-) of Common Stock

Holder	Date	Shares	Average Price
Loeb Partners Corp.**	8/7/2007	298	9.01
	8/9/2007	101	8.90
	8/10/2007	1100	9.15
	8/21/2007	1357	9.29
	8/22/2007	678	9.52
	9/4/2007	172	8.67
	9/6/2007	-459	8.19
	9/7/2007	-102	7.85
	9/7/2007	-1513	7.98
	9/7/2007	-1100	7.88
	9/7/2007	-119	7.85
	9/10/2007	-903	7.62
	9/11/2007	15500	13.41
	9/11/2007	4650	13.38
	9/12/2007	3100	13.51
	9/13/2007	3595	13.53
	9/13/2007	875	13.54
	9/14/2007	6762	13.54
	9/18/2007	2238	13.54
	9/19/2007	6	13.52
	9/25/2007	2597	13.58

Holder	Date	Shares	Average Price
Loeb Arbitrage Fund	8/7/2007	2784	9.01
	8/9/2007	1064	8.90
	8/10/2007	11440	9.15
	8/21/2007	14268	9.29
	8/22/2007	7134	9.52
	9/6/2007	-8266	8.19
	9/7/2007	-11440	7.88
	9/7/2007	-2057	7.85
	9/7/2007	-14017	7.98
	9/10/2007	-9636	7.62
	9/11/2007	143675	13.41
	9/11/2007	43102	13.38
	9/12/2007	28735	13.51
	9/13/2007	18988	13.53
	9/14/2007	100004	13.54
	9/18/2007	21285	13.54
	9/19/2007	57	13.52

	9/25/2007	9583	13.58

Holder	Date	Shares	Average Price
Loeb Offshore Fund	8/7/2007	765	9.01
	8/9/2007	260	8.90
	8/10/2007	3060	9.15
	8/21/2007	3480	9.29
	8/22/2007	1740	9.52
	9/6/2007	-1991	8.19
	9/7/2007	-498	7.85
	9/7/2007	-3060	7.88
	9/7/2007	-3398	7.98
	9/10/2007	-2735	7.62
	9/11/2007	34825	13.41
	9/11/2007	10448	13.38
	9/12/2007	6965	13.51
	9/13/2007	1983	13.54
	9/13/2007	9828	13.53
	9/14/2007	17201	13.54
	9/18/2007	5214	13.54
	9/19/2007	14	13.52
	9/25/2007	3362	13.58

Holder	Date	Shares	Average Price
Loeb Arbitrage B Fund LP	8/3/2007	9192	9.91
	8/7/2007	891	9.01
	8/9/2007	212	8.90
	8/9/2007	-6707	8.60
	8/10/2007	3432	9.15
	8/13/2007	1107	10.02
	8/21/2007	4156	9.29
	8/22/2007	2078	9.52
	9/6/2007	-2461	8.19
	9/7/2007	-3432	7.88
	9/7/2007	-4220	7.98
	9/7/2007	-619	7.85
	9/10/2007	-2198	7.63
	9/11/2007	12975	13.38
	9/11/2007	43250	13.41
	9/12/2007	8650	13.51
	9/13/2007	2792	13.54
	9/13/2007	14500	13.53

	9/14/2007	22500	13.54
	9/18/2007	6674	13.54
	9/19/2007	18	13.52
	9/25/2007	7155	13.58

Holder	Date	Shares	Average Price
Loeb Offshore B Fund Ltd.	8/3/2007	2811	9.91
	8/7/2007	262	9.01
	8/9/2007	-2030	8.60
	8/9/2007	63	8.90
	8/10/2007	968	9.15
	8/13/2007	335	10.02
	8/21/2007	1229	9.29
	8/22/2007	615	9.52
	9/6/2007	-823	8.19
	9/7/2007	-182	7.85
	9/7/2007	-1244	7.98
	9/7/2007	-968	7.88
	9/10/2007	-700	7.63
	9/11/2007	12750	13.41
	9/11/2007	3825	13.38
	9/12/2007	2550	13.51
	9/13/2007	5089	13.53
	9/14/2007	6500	13.54
	9/18/2007	1968	13.54
	9/19/2007	5	13.52
	9/25/2007	1809	13.58

Holder	Date	Shares	Average Price
Loeb Marathon Fund	8/7/2007	2977	9.01
	8/21/2007	3281	9.29
	8/22/2007	1640	9.52
	9/6/2007	-1548	8.19
	9/7/2007	-490	7.85
	9/7/2007	-3339	7.98
	9/10/2007	-2214	7.62
	9/25/2007	294	13.58

Holder	Date	Shares	Average Price
Loeb Marathon Offshore Fund	8/7/2007	2023	9.01
	8/21/2007	2229	9.29

8/22/2007	1115	9.52
9/6/2007	-1052	8.19
9/7/2007	-2269	7.98
9/7/2007	-333	7.85
9/10/2007	-1504	7.62
9/25/2007	200	13.58

_____________________

**Including shares of Common Stock purchased for the account of one customer of Loeb Partners Corporation as to which it has investment discretion.

All reported transactions were effected on NASDAQ.

(d)	Not Applicable.

(e)	Not Applicable.

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to the Issuer.

None.

Item 7.	Materials to be Filed as Exhibits.

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LOEB PARTNERS CORPORATION

Date: September 27, 2007	By:	/s/ Michael S. Emanuel
Michael S. Emanuel
Senior Vice President

LOEB ARBITRAGE FUND
By: LOEB ARBITRAGE MANAGEMENT, INC., G.P.

Date: September 27, 2007	By:	/s/ Michael S. Emanuel
Michael S. Emanuel
Vice President

LOEB OFFSHORE FUND LTD.

Date: September 27, 2007	By:	/s/ Michael S. Emanuel
Michael S. Emanuel
Vice President

LOEB ARBITRAGE B FUND LP
By: LOEB ARBITRAGE B MANAGEMENT, LLC, G.P.

Date: September 27, 2007	By:	/s/ Michael S. Emanuel
Michael S. Emanuel
Vice President

LOEB OFFSHORE B FUND LTD.

Date: September 27, 2007	By:	/s/ Michael S. Emanuel
Michael S. Emanuel
Vice President

LOEB MARATHON FUND LP
By: LOEB ARBITRAGE MANAGEMENT, INC., G.P.

Date: September 27, 2007	By:	/s/ Michael S. Emanuel
Michael S. Emanuel
Vice President

LOEB MARATHON OFFSHORE FUND, LTD.

Date: September 27, 2007	By:	/s/ Michael S. Emanuel
Michael S. Emanuel
Vice President